Exhibit 1

MTS Announces Results of Extraordinary Meeting of Shareholders

Ra’anana, Israel – May 16, 2016 – MTS – Mer Telemanagement Solutions Ltd. (Nasdaq Capital Market: MTSL), a global provider of software solutions for online video advertising, telecommunications expense management and billing solutions, today announced the that the following resolutions were passed at the Extraordinary General Meeting of Shareholders that was held on May 16, 2016:

1.	To approve a private placement by the Company of newly issued ordinary shares to: (1) the former shareholders of Vexigo Ltd. and FPSV Holdings Ltd., (2) Mr. Haim Mer, the Company’s Chairman of the Board, (3) Mr. Roger Challen, a member of the Company’s Board of Directors, and (4) Mr. Lior Salansky, the Company’s CEO;

2.	To authorize the Company’s Board of Directors to effect a reverse share split of the Company’s ordinary shares at a ratio not to exceed one-for-four and to approve related amendments to the Company’s Memorandum and Articles of Association; and

3.	To approve the bonus plan and an option grant for Mr. Salansky.

The complete text of the resolutions and related background are set forth in the proxy statement distributed to the Company’s shareholders and furnished to the Securities and Exchange Commission as an exhibit to a Form 6-K dated April 1, 2016.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is a provider of video advertising solutions for online and mobile platforms through Vexigo, as well as a provider of innovative products and services for telecom expense management (TEM), enterprise mobility management (EMM), mobile virtual network operators and enablers (MVNO/MVNE) and an IOT/M2M enablement for mobile service providers. MTS shares are traded on the NASDAQ Capital Market (symbol MTSL). For more information please visit the MTS web site: www.mtsint.com.

Company Contact:

Alon Mualem

CFO

Tel: +972-9-7777-540

Email: Alon.Mualem@mtsint.com